Exhibit 99.2

PEMBINA PIPELINE CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION

Exhibit to March 31, 2018 Condensed Consolidated Interim Statements of Financial Position

The following ratio is for the twelve month period then ended.

Twelve Months Ended March 31, 2018
Earnings coverage (1)	3.8x
(1)	Earnings coverage is equal to profit attributable to owners of Pembina before borrowing costs and income taxes divided by borrowing costs (including capitalized costs) and dividend obligations on preferred shares.